UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 6)

KINDER MORGAN, INC.

(Name of the Issuer)

Kinder Morgan, Inc. Knight Holdco LLC Knight Acquisition Co. Richard D. Kinder William V. Morgan Portcullis Partners, LP Portcullis G.P., LLC Michael C. Morgan	Fayez Sarofim C. Park Shaper Steven J. Kean David D. Kinder Joseph Listengart Kimberly Allen Dang James E. Street

GS Capital Partners V Fund, L.P.
GS Capital Partners V Offshore Fund, L.P.
GS Capital Partners V GmbH & CO. KG
GS Capital Partners V Institutional, L.P.
GS Global Infrastructure Partners I, L.P.
The Goldman Sachs Group, Inc.
Carlyle Partners IV, L.P.
Carlyle/Riverstone Global Energy and Power Fund III, L.P.
AIG Knight LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

49455P 10 1

(CUSIP Number of Class of Securities)

Kinder Morgan, Inc. c/o Joseph Listengart Vice President, General Counsel and Secretary 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000	Knight Holdco LLC Knight Acquisition Co. c/o Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attn: Daniel A. Neff Attn: David M. Silk Attn: Igor Kirman (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gary W. Orloff R. Daniel Witschey, Jr. Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002 (713) 223-2300	Michael P. Rogan Stephen W. Hamilton Frank Ed Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Ave., N.W. Washington, D.C. 20005 (713) 371-7000	James R. Westra R. Jay Tabor Weil, Gotshal & Manges LLP 100 Federal Street, Floor 34 Boston, Massachusetts 02110 (617) 772-8300	Daniel A. Neff David M. Silk Igor Kirman Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Act of 1933.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,589,655,838	$1,561,094

                  * Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 133,990,784 shares of Kinder Morgan common stock outstanding on September 19, 2006, and (ii) the merger consideration of $107.50 per share (equal to $14,404,009,280) and (b) an aggregate of $185,646,558 expected to be paid upon the cancellation of outstanding options having an exercise price less than $107.50 or in connection with restricted stock or restricted stock units under certain stock or benefit plans (the “Total Consideration”).

            ** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

            ☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,561,094

Form or Registration No.: Schedule 14A

Filing Party: Kinder Morgan, Inc.

Date Filed: September 22, 2006

INTRODUCTION

This Amendment No. 6 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Kinder Morgan, Inc., a Kansas corporation (“Kinder Morgan” or the “Company”), the issuer of the Kinder Morgan common stock, par value $5.00 per share, that is subject to the Rule 13e-3 transaction, (2) Knight Holdco LLC (“Parent”), a Delaware limited liability company, (3) Knight Acquisition Co. (“Acquisition Co.”), a Kansas corporation that is a wholly owned subsidiary of Parent, (4) Richard D. Kinder, Chairman of the Board of Directors and Chief Executive Officer of Kinder Morgan, (5) Portcullis Partners, LP, a Texas limited partnership (“Portcullis Partners”), Portcullis G.P., LLC, a Texas limited liability company that is the general partner of Portcullis Partners (“Portcullis GP”), William V. Morgan, the former President, Vice Chairman and director of Kinder Morgan and the Manager of Portcullis GP, Michael C. Morgan, a director of Kinder Morgan, Fayez Sarofim, a director of Kinder Morgan, C. Park Shaper, the President of Kinder Morgan, Steven J. Kean, Executive Vice President and Chief Operating Officer of Kinder Morgan, David D. Kinder, Vice President, Corporate Development and Treasurer of Kinder Morgan, Joseph Listengart, Vice President, General Counsel and Secretary of Kinder Morgan, Kimberly Allen Dang, Chief Financial Officer and Vice President, Investor Relations of Kinder Morgan, and James E. Street, Vice President, Human Resources and Administration of Kinder Morgan, (6) GS Capital Partners V Fund, L.P., a Delaware limited partnership, GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership, GS Capital Partners V GmbH & CO. KG, a German limited partnership, GS Capital Partners V Institutional, L.P., a Delaware limited partnership, GS Global Infrastructure Partners I, L.P., a Delaware limited partnership, The Goldman Sachs Group, Inc., a Delaware corporation, (7) Carlyle Partners IV, L.P., a Delaware limited partnership, (8) Carlyle/Riverstone Global Energy and Power Fund III, L.P., a Delaware Limited Partnership, and (9) AIG Knight LLC, a Delaware limited liability company. Mr. Richard Kinder, Portcullis Partners, Portcullis GP, Mr. William Morgan, Mr. Michael Morgan, Mr. Sarofim, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Mrs. Dang and Mr. Street are sometimes referred to herein collectively as the “Rollover Investors,” and the entities referred to in clauses (6) – (9) above are sometimes referred to herein collectively as the “Sponsor Investors.” Kinder Morgan, Parent, Acquisition Co., the Rollover Investors and the Sponsor Investors are sometimes referred to herein collectively as the “Filing Persons.”

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Kinder Morgan, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 15.                 Additional Information.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On December 19, 2006, at a special meeting of Kinder Morgan’s stockholders, those stockholders voted to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 28, 2006, by and among Kinder Morgan, Parent and Acquisition Co.

On May 30, 2007, Kinder Morgan filed a Certificate of Merger with the Secretary of State of the State of Kansas, pursuant to which Acquisition Co. was merged with and into Kinder Morgan, with Kinder Morgan continuing as the surviving corporation (the “Merger”). As a result of the Merger, Kinder Morgan became a subsidiary of Parent.  Generally, at the effective time of the Merger, (i) each share of Kinder Morgan common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of Kinder Morgan, or owned by its wholly owned subsidiaries, or by Parent or Acquisition Co. immediately prior to the effective time of the Merger (including shares contributed to Parent prior to the Merger by certain of the Rollover Investors and members of management of Kinder Morgan), or held by stockholders who properly exercised appraisal rights under Kansas law) was automatically converted into the right to receive $107.50 in cash, without interest, and (ii) the separate existence of Acquisition Co. ceased.

As a result of the Merger, the registration of Kinder Morgan’s common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission, and Kinder Morgan's common stock will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 16.                 Exhibits.

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(4)   Press release dated May 30, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2007	KINDER MORGAN, INC.
	By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President and General Counsel

Dated: May 30, 2007	KNIGHT HOLDCO LLC
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Authorized Person

Dated: May 30, 2007	KNIGHT ACQUISITION CO.
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Treasurer and Secretary

Dated: May 30, 2007	RICHARD D. KINDER
/s/ RICHARD D. KINDER
Richard D. Kinder

Dated: May 30, 2007	PORTCULLIS PARTNERS, LP
By: Portcullis G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: May 30, 2007	PORTCULLIS G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: May 30, 2007	WILLIAM V. MORGAN
/s/ WILLIAM V. MORGAN
William V. Morgan

Dated: May 30, 2007	MICHAEL C. MORGAN
/s/ MICHAEL C. MORGAN
Michael C. Morgan

Dated: May 30, 2007	FAYEZ SAROFIM
/s/ FAYEZ SAROFIM
Fayez Sarofim

Dated: May 30, 2007	C. PARK SHAPER
/s/ C. PARK SHAPER
C. Park Shaper

Dated: May 30, 2007	STEVEN J. KEAN
/s/ STEVEN J. KEAN
Steven J. Kean

Dated: May 30, 2007	DAVID D. KINDER
/s/ DAVID D. KINDER
David D. Kinder

Dated: May 30, 2007	JOSEPH LISTENGART
/s/ JOSEPH LISTENGART
Joseph Listengart

Dated: May 30, 2007	KIMBERLY ALLEN DANG
/s/ KIMBERLY ALLEN DANG
Kimberly Allen Dang

Dated: May 30, 2007	JAMES E. STREET
/s/ JAMES E. STREET
James E. Street

Dated: May 30, 2007	GS CAPITAL PARTNERS V FUND, L.P.
	By:	GSCP V Advisors, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: May 30, 2007	GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
	By:	GSCP V Offshore Advisors, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: May 30, 2007	GS CAPITAL PARTNERS V GMBH & CO. KG
	By:	GS Advisors V, L.L.C., its Managing Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: May 30, 2007	GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
	By:	GS Advisors V, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: May 30, 2007	GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P.
	By:	GS Infrastructure Advisors 2006, L.L.C., its General Partner
	By:	/s/ Jonathan Hunt
Name: Jonathan Hunt
Title: Vice President

Dated: May 30, 2007	THE GOLDMAN SACHS GROUP, INC.
	By:	/s/ Richard Friedman
Name: Richard Friedman
Title: Assistant Secretary

Dated: May 30, 2007	CARLYLE PARTNERS IV, L.P.
	By:	TC Group IV, L.P., its General Partner
	By:	TC Group IV, L.L.C., its General Partner
	By:	TC Group, L.L.C., its Sole Member
	By:	TCG Holdings, L.L.C., its Managing Member
	By:	/s/ Glenn A. Youngkin
Name: Glenn A. Youngkin
Title: Managing Director

Dated: May 30, 2007	CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.
	By:	Carlyle/Riverstone Energy Partners III, L.P., its General Partner
	By:	C/R Energy GP III, LLC, its General Partner
	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Authorized Person

Dated: May 30, 2007	AIG KNIGHT LLC
	By:	/s/ James P. McGinnis
	Name:	James P. McGinnis
	Title:	Managing Director

EXHIBIT INDEX

(a)(1)

Letter to Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(2)

Notice of Special Meeting of Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(3)

Proxy Statement of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(4)	Press release dated May 30, 2007
(b)(1)

Debt Commitment Letter, dated as of July 18, 2006, among Acquisition Co., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(c)(1)

Fairness Opinion of Morgan Stanley & Co. Incorporated, dated August 27, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(2)

Fairness Opinion of The Blackstone Group L.P., dated August 27, 2006, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(3)†	Presentation of The Blackstone Group L.P., and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006
(c)(4)*	Presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated dated August 2, 2006
(c)(5)*	Presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006
(c)(6)†††	Presentation of management of Kinder Morgan, Inc. to the Board of Directors of Kinder Morgan, Inc. dated May 13, 2006
(c)(7)†††	Presentation of The Blackstone Group, L.P. and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated July 14, 2006
(d)(1)

Agreement and Plan of Merger, dated August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Kinder Morgan, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(d)(2)

Guarantee dated as of August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(3)

Guarantee dated as of August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(4)

Guarantee dated as of August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(5)

Guarantee dated as of August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(6)

Guarantee dated as of August 28, 2006 of AIG Financial Products Corp. (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(7)

Equity Commitment Letter dated August 28, 2006 of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(8)

Equity Commitment Letter dated August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(9)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(10)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(11)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(12)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V GmbH CO. KG (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(13)

Equity Commitment Letter dated August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(14)

Equity Commitment Letter dated August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(15)

Equity Commitment Letter dated August 28, 2006 of AIG Knight LLC (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(16)

Rollover Commitment Letter dated August 28, 2006 of Richard D. Kinder (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(17)*	Rollover Commitment Letter dated September 22, 2006 of Fayez Sarofim
(d)(18)*	Rollover Commitment Letter dated September 22, 2006 of Portcullis Partners, LP
(d)(19)*	Voting Agreement dated as of August 28, 2006 among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder
(d)(20)*

Limited Liability Company Agreement dated as of August 28, 2006 of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006

(d)(21)††	Rollover Commitment Letter dated October 23, 2006 of C. Park Shaper

(d)(22)††	Rollover Commitment Letter dated October 23, 2006 of Kimberly A. Dang
(d)(23)††	Rollover Commitment Letter dated October 23, 2006 of David D. Kinder
(d)(24)††	Rollover Commitment Letter dated October 23, 2006 of Joseph Listengart
(d)(25)††	Rollover Commitment Letter dated October 23, 2006 of James Street
(d)(26)**	Rollover Commitment Letter dated November 3, 2006 of Joseph Listengart
(f)(1)

Section 17-6712 of the Kansas General Corporation Code, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(g)	None

                  † Previously filed on September 28, 2006

                 * Previously filed on September 22, 2006

            †† Previously filed on October 24, 2006

          ** Previously filed on November 6, 2006

      ††† Previously filed on November 15, 2006